UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 20, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 20 May 2025 entitled ‘FY25 Preliminary Results’.

Vodafone Group Plc
FY25 Preliminary Results
20 May 2025

Results in line with expectations and growth outlook
"Since I set out my plans to transform Vodafone two years ago, Vodafone has changed. We have reshaped Europe, we are seeing the positive impact of our drive for customer satisfaction in all our markets - most noticeably in the UK and Germany - and we have delivered strong operational improvements across the business. Clearly there is much more to do, but this period of transition has repositioned Vodafone for multi-year growth.
Looking ahead, we expect to see broad-based momentum across Europe and Africa, and for Germany to return to top-line growth during this year. This is reflected in our guidance for profit and cash flow growth for the year ahead."

Margherita Della Valle
Group Chief Executive

Financial highlights (unaudited)
€13.3 billion cash proceeds	New €2.0 billion	Achieved	4.5 eurocents
Spain, Italy & Vantage disposals	Buyback programme	FY25 financial guidance	Dividends per share

  -
Total revenue: Increased by 2.0% to €37.4 billion (FY24: €36.7 billion), with strong service revenue growth partially offset by foreign exchange movements.

  -
Service revenue: On a reported basis grew by 2.8% to €30.8 billion (FY24: €29.9 billion) and on an organic basis increased 5.1%, with an anticipated slowdown in Germany more than offset by growth across the rest of Europe, Africa and Türkiye.

  -
Germany: Declined by 5.0% in FY25, primarily due to the impact of the MDU TV law change. Excluding this impact, service revenue in Germany declined by 2.0% due to a lower fixed line customer base and higher competitive intensity in the mobile market.

  -
UK: Organic service revenue increased by 1.9%, with strong commercial momentum in Consumer supported by our investment in customer experience.

  -
Other Europe & Türkiye: Organic service revenue growth in Other Europe of 2.1% and strong service revenue growth in Türkiye, increasing by 83.4% on an organic basis and by 45.2% in euro terms1.

  -
Africa: Organic growth remained strong during the year at 11.3%, supported by growth in South Africa and a very strong performance in Egypt.

  -
Business: Organic service revenue grew by 4.0% during the year, with an accelerating trend.

  -
Adjusted EBITDAaL: On an organic basis increased by 2.5% to €10.9 billion (FY24: €11.0 billion), with a decline in Germany offset by good performance across the rest of Europe, Africa and Türkiye.

  -
Operating loss/profit: We reported a loss of €0.4 billion (FY24: profit of €3.7 billion), due to non-cash impairment charges for Germany and Romania totalling €4.5 billion.

  -
Shareholder returns: The final €0.5 billion tranche from the initial €2.0 billion buyback programme completed on 19 May 2025, with a new €2.0 billion buyback programme launched today with an initial tranche of €0.5 billion. Total dividends per share are 4.5 eurocents in FY25 (FY24: 9.0 eurocents). The capital returned to shareholders in FY25 totalled €3.7 billion.

  -
FY25 guidance achieved: Adjusted EBITDAaL of €11.0 billion and Adjusted free cash flow of €2.5 billion on a guidance basis.

Strategic highlights
  -
Over the past two years, Vodafone has changed. We have reshaped our operating footprint, reset our capital structure, whilst simplifying our operations and improving customer experience.

  -
In reshaping our operating footprint, we have completed the sale of Vodafone Spain and Vodafone Italy, and we expect the merger with Three UK to complete in the first half of 2025. Within our new portfolio, our growth markets represent 67% of Group Adjusted free cash flow, with our turnaround market, Germany, generating 33%.

  -
Within all markets, we continue to make progress across our priorities of Customers, Simplicity and Growth. We have improved customer satisfaction across our markets, with both UK and Germany achieving their best ever results and the UK now leading in the market.

  -
Whilst we still have much more to do to reach the full potential of our businesses, we are now entering a phase of medium-term, sustainable Adjusted free cash flow growth, as evidenced already in our guidance for FY26.

Note:
1.
Excluding the impact of hyperinflationary accounting adjustments.

For more information, please contact:
Investor Relations:	Investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 20 May 2025. The webcast and supporting information can be accessed at Investors.vodafone.com

Strategic Review ⫶ Vodafone has changed

Vodafone has changed

Over the past two years, Vodafone has changed. We have:

  -
Reshaped our operating footprint focused on growing telco markets with strong positions and local scale. We have completed the sale of Vodafone Spain and Vodafone Italy and the merger with Three UK is completing in the first half of 2025. We have also made progress in simplifying our non-controlled assets held in our new Investments portfolio.

  -
Reset our capital structure maintaining a strong balance sheet, disciplined capital investment, rebased dividend and executing a €4.0 billion share buyback programme.

  -
Improved customer satisfaction across our markets, with both UK and Germany achieving their best ever results and the UK now leading in the market.

  -
Simplified our operations with a leaner HQ, commercial decisions delegated to our markets, competitive commercial shared operations and 10,000 role reductions actioned.

  -
Grown digital services which are now c.10% of our Group service revenue, with B2B digital services up 26.1% over the last two years and financial services customers reaching 88 million. We have also continued to innovate in core connectivity and in January 2025, we successfully completed the world’s first video call through a satellite to a normal mobile phone.

Financially, we have delivered our transformation and the MDU TV transition in line with the Adjusted free cash flow outlook we shared in May 20231, with over €2.5 billion reported Adjusted free cash flow for both FY24 and FY25.

Vodafone will grow

Whilst we still have much more to do to reach the full potential of our businesses, we are now entering a phase of medium-term, sustainable Adjusted free cash flow growth, as evidenced already in our guidance for FY26.

Our growth portfolio in Europe & Africa

  -
The majority of our portfolio (67% of Group Adjusted free cash flow2) now benefits from the unique combination of a solid growth track record, strong structural market position and a significant forward-looking growth potential with clear execution plans.

  -
Within Europe, we have a material growth opportunity in the UK. We will now have leading assets in mobile (customer base and spectrum), the opportunity to accelerate fixed line and convergence as the fastest growing challenger, and clear line of sight to £700 million annual cost synergies from our merger integration.

  -
Within our Other Europe segment, we have scaled assets with strong brands in mostly three-player markets. We have the opportunity to drive further consolidation (such as in Romania), as well as establish a leadership position in fast growing B2B segments, more than offsetting competitive pressures. In Türkiye, we continue to build on our successful execution with advanced digital and e-commerce opportunities, as well as a flourishing sovereign data centre market.

  -
In Africa, we have leadership positions across all of our markets, and we have recently upgraded our medium-term growth guidance. We are ideally positioned to drive broad-based growth opportunities across core connectivity (through data consumption and coverage expansion), financial services (through penetration and service innovation), and B2B digital services.

  -
Importantly, in our emerging markets we have now established a track record of growing revenue ahead of inflation and costs below inflation, delivering medium-term euro denominated Adjusted free cash flow growth.

Germany turnaround

  -
In Germany (33% of Group Adjusted free cash flow2), we operate at scale in the largest European market with a strong brand.

  -
In the past, our performance was impacted by the combination of underinvestment in the quality of our services and, more recently, the MDU TV law change.

  -
Over the last two years we have started transforming the business to drive operational excellence and we will now see continued improvement in our financial performance as we progress towards earning our fair share of market growth.

  -
Having stabilised our customer base, the core of our transformation will be building on the step-change of our NPS to achieve customer experience excellence, supported by our ability to offer our customers the largest gigabit footprint in the country.

A more detailed summary of our transformation progress and focus areas for FY26 and beyond is outlined in an accompanying presentation and video Q&A available here: investors.vodafone.com/results.

Note:

1.
FY24 Adjusted free cash flow guidance excluding the financial results of Vodafone Spain and Vodafone Italy, which have been reported as discontinued operations.
2.
Group FY25 Adjusted free cash flow on a pro forma basis including the impact of the merger with 3UK in the UK; based on operating free cash flow net of taxation, dividends received from associates and joint ventures, and dividends paid to non-controlling shareholders in subsidiaries.
Financial Review ⫶ Results in line with expectations

Financial results (unaudited)

  -
Total revenue: Increased by 2.0% to €37.4 billion (FY24: €36.7 billion) as strong service revenue growth was partially offset by adverse foreign exchange movements.

  -
Service revenue: Increased by 5.1% on an organic basis, and by 2.8% on a reported basis to €30.8 billion (FY24: €29.9 billion). An anticipated slowdown in Germany was more than offset by growth across the rest of Europe, Africa and Türkiye. Vodafone Business continued to grow, by 4.0% during the year, supported by strong demand for digital services.

  -
Adjusted EBITDAaL: Increased by 2.5% on an organic basis, supported by service revenue growth. Adjusted EBITDAaL in Germany declined 12.6%, including a 7.5 percentage point impact related to the MDU TV law change, offset by good performance across the rest of Europe, Africa and Türkiye.

  -
Operating loss/profit: Reversed to a loss of €0.4 billion (FY24: profit of €3.7 billion), due to non-cash impairment charges for Germany and Romania totalling €4.5 billion. See note 2 ‘Impairment review’ in the unaudited condensed consolidated financial statements for more information.

  -
Earnings per share: Basic loss per share from continuing operations was 15.86 eurocents in FY25, compared to earnings per share of 4.45 eurocents in the prior year, the decrease primarily due to impairment charges in Germany and Romania. Adjusted basic earnings per share was 7.87 eurocents compared to 7.47 eurocents in the prior year.

  -
Discontinued operations: The results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and are therefore excluded from continuing operations and the Group’s segment reporting. The disposals completed on 31 May 2024 and 31 December 2024, respectively. See note 3 ‘Discontinued operations and disposals’ in the unaudited condensed consolidated financial statements for more information.
	FY251	FY24	Reported
	€m	€m	change %
Revenue	37,448	36,717	2.0
- Service revenue	30,758	29,912	2.8
- Other revenue	6,690	6,805
Adjusted EBITDAaL2,3	10,932	11,019	(0.8)
Restructuring costs	(164)	(703)
Interest on lease liabilities4	488	440
Loss on disposal of property, plant and equipment and intangible assets	(25)	(34)
Depreciation and amortisation of owned assets	(7,569)	(7,397)
Share of results of equity accounted associates and joint ventures	(123)	(96)
Impairment (charge)/reversal	(4,515)	64
Other income	565	372
Operating (loss)/profit	(411)	3,665	(111.2)
Investment income	864	581
Financing costs	(1,931)	(2,626)
(Loss)/profit before taxation	(1,478)	1,620
Income tax expense	(2,246)	(50)
(Loss)/profit for the financial year - Continuing operations	(3,724)	1,570
Loss for the financial year - Discontinued operations	(22)	(65)
(Loss)/profit for the financial year	(3,746)	1,505

Attributable to:
- Owners of the parent	(4,169)	1,140
- Non-controlling interests	423	365
(Loss)/profit for the financial year	(3,746)	1,505

Basic (loss)/earnings per share - Continuing operations	(15.86)c	4.45c
Basic (loss)/earnings per share - Total Group	(15.94)c	4.21c
Adjusted basic earnings per share2	7.87c	7.47c
Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1.
The FY25 results reflect average foreign exchange rates of €1:£0.84, €1:INR 90.79, €1:ZAR 19.58, €1:TRY 36.71 and €1:EGP 52.65.
2.
Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 36 for more information.
3.
Includes depreciation on leased assets of €3,205 million (FY24: €3,003 million).
4.
Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group’s definition of that metric, for re-presentation in financing costs.

Cash flow, funding & dividend

  -
Cash from operating activities: Decreased 7.2% to €15.4 billion reflecting lower inflows from discontinued operations.

  -
Adjusted free cash flow: An inflow of €2.5 billion versus an inflow of €2.6 billion in the prior year. The €52 million decline reflects slightly lower Adjusted EBITDAaL and higher capital additions following higher revenue growth in Africa and Türkiye, as well as a core network software licence of €300 million, which is offset in working capital.

  -
Net debt: Decreased to €22.4 billion (€33.2 billion as at 31 March 2024), primarily driven by the proceeds from the sale of Vodafone Spain for €4.1 billion and Vodafone Italy for €7.9 billion, as well as the 10% stake in Oak Holdings for €1.3 billion, offset by equity dividends of €1.8 billion and the share buyback of €1.9 billion.

  -
Current liquidity: Cash and cash equivalents and short-term investments totalled €16.3 billion (€9.4 billion as at 31 March 2024). This includes €1.3 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€1.9 billion as at 31 March 2024).

  -
Shareholder returns: Total dividends per share are 4.5 eurocents (FY24: 9.0 eurocents) including a final dividend per share of 2.25 eurocents. The ex-dividend date for the final dividend is 5 June 2025 for ordinary shareholders and 6 June 2025 for ADR holders, the record date is 6 June 2025 and the dividend is payable on 1 August 2025. The capital returned to shareholders in FY25 totalled €3.7 billion.

	FY25	FY24	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	15,373	16,557	(7.2)
Inflow/(outflow) from investing activities	4,759	(6,122)	177.7
Outflow from financing activities	(15,278)	(15,855)	3.6
Net cash inflow/(outflow)	4,854	(5,420)	189.6
Cash and cash equivalents at the beginning of the financial year	6,114	11,628	(47.4)
Exchange loss on cash and cash equivalents	(75)	(94)	20.2
Cash and cash equivalents at the end of the financial year	10,893	6,114

Closing borrowings less cash and cash equivalents (excl. Vodafone Spain and Vodafone Italy)	(42,142)	(50,804)	17.0
Closing borrowings less cash and cash equivalents (incl. Vodafone Spain and Vodafone Italy)	(42,142)	(54,168)	22.2

	FY25	FY24	Reported
	€m	€m	change %
Adjusted free cash flow1,2	2,548	2,600	(2.0)
Licences and spectrum	(421)	(454)
Restructuring costs including working capital movements	(246)	(254)
Integration capital additions	(31)	(81)
Other adjustments	–	(28)
Free cash flow1	1,850	1,783	3.8

Closing net debt (excl. Vodafone Spain and Vodafone Italy)1	(22,397)	(33,242)	32.6
Closing net debt (incl. Vodafone Spain and Vodafone Italy)1	(22,397)	(33,349)	32.8

Notes:
1.
Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 36 for more information.
2.
Discontinued operations generated an inflow of €40 million for the year ended 31 March 2025 (FY24: €722 million inflow), in addition to the reported total from continuing operations.
Outlook & capital allocation

In May 2024, we set out guidance for FY25 for Group Adjusted EBITDAaL and Adjusted free cash flow. For FY25, we reported Adjusted EBITDAaL and Adjusted free cash flow of €10.9 billion and €2.5 billion. The FY25 outcome, as reported, reflects the foreign exchange rate movements versus those used for the basis of guidance and the impact of Türkiye hyperinflation accounting, which in aggregate, reduced Adjusted EBITDAaL by €0.1 billion. The table below compares the guidance given and our actual performance.

The current macroeconomic climate presents significant uncertainties, particularly on trade and foreign exchange rates, which may impact our financial performance in the year ahead. Based on the current prevailing assessments of the macroeconomic outlook, Adjusted EBITDAaL is expected to be €11.0-€11.3 billion and Adjusted free cash flow to be €2.6-€2.8 billion, as outlined below. For FY26, as we continue our turnaround in Germany, we are also providing additional guidance for Europe and expect Adjusted EBITDAaL to be €7.2-€7.4 billion. For further information please refer to the accompanying presentation available here: investors.vodafone.com/performance/annual-reporting.

€billion	Adjusted EBITDAaL1	Adjusted FCF1,2
FY25 guidance	c.11.0	at least 2.4
FY25 outcome – guidance basis3,4	11.0	2.5
Impact of exchange rates & Türkiye hyperinflation accounting	(0.1)	-
FY25 actual	10.9	2.5
Impact of exchange rates	(0.3)	(0.1)
Remove impact of Türkiye hyperinflation accounting	0.2	-
FY25 re-based4,5	10.8	2.4
Growth	0.2-0.5	0.2-0.4
FY26 guidance (ex. UK merger)4,6	11.0-11.3	2.6-2.8
Pro-forma full year FY26 UK merger impact	0.4	(0.2)

Notes:
1. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 36 for more information.
2. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, and M&A.
3. The FY25 outcome on guidance basis is derived by applying FY25 guidance foreign exchange rates. The FY25 guidance foreign exchange rates were €1: GBP 0.86; €1: ZAR 20.58; €1: TRY 34.98; €1: EGP 51.75.
4. Excluding the impact of hyperinflationary accounting in Türkiye.
5. The FY25 re-based outcome is derived by applying FY26 guidance foreign exchange rates.
6. The FY26 guidance reflect the following foreign exchange rates: €1: GBP 0.85; €1: ZAR 20.59; €1: TRY 43.42; €1: EGP 56.74. The guidance assumes no material change to the structure of the Group.

Capital allocation

In March 2024, we conducted a broad capital allocation review, considering the Group's strategy within its reshaped footprint.

  -
Investment: Following an extensive review of our capital investment requirements, the current capital intensity will be broadly maintained at a market level, which will allow for appropriate investment in networks and growth opportunities. Capital additions in FY25 include an extraordinary core network software licence of €300 million for the next 5 years (with no cash impact in FY25), as well as upfront network investment in Germany in relation to the 1&1 national roaming agreement.

  -
Leverage: A new leverage policy of 2.25x – 2.75x Net Debt to Adjusted EBITDAaL was adopted in 2024 and we target to operate within the bottom half of this range. The leverage policy supports a solid investment grade credit rating and positions Vodafone to continue to invest for growth over the long-term.

  -
Shareholder returns (dividends): Following the right-sizing of the portfolio as a result of the sale of Vodafone Spain and Vodafone Italy, the Board determined to adopt a new rebased dividend from FY25 onwards. The Board has declared total dividends of 4.5 eurocents per share for FY25 (FY24: 9.0 eurocents) with an ambition to grow it over time.

  -
Shareholder returns (share buybacks): During the year, the Board approved a capital return through share buybacks of up to €2.0 billion of the proceeds from the sale of Vodafone Spain. The final tranche of this buyback programme completed on 19 May 2025, with 2.4 billion shares repurchased for €2.0 billion since March 2024. A new share buyback programme of up to €2.0 billion of the proceeds from the sale of Vodafone Italy is starting, with the first €500 million tranche commencing today. Total capital returns to shareholders in FY25 were €3.7 billion.

Segment performance

Vodafone Spain and Vodafone Italy are reported as discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a loss after tax from discontinued operations in the Group’s Consolidated income statement. Discontinued operations are also excluded from the Group’s segment reporting. The disposals of Vodafone Spain and Vodafone Italy completed on 31 May 2024 and 31 December 2024, respectively.

Geographic performance summary

Segment results	Total revenue	Service revenue	Adjusted EBITDAaL1	Adjusted EBITDAaL margin1	Capital additions

FY25	FY24	FY25	FY24	FY25	FY24	FY25	FY24	FY25	FY24
€m	€m	€m	€m	€m	€m	%	%	€m	€m
Germany	12,180	12,957	10,876	11,453	4,384	5,017	36.0	38.7	2,482	2,515
UK	7,069	6,837	5,887	5,631	1,558	1,408	22.0	20.6	897	866
Other Europe2	5,694	5,504	4,805	4,722	1,510	1,516	26.5	27.5	856	845
Türkiye	3,086	2,362	2,484	1,746	842	510	27.3	21.6	447	319
Africa	7,791	7,420	6,172	5,951	2,593	2,539	33.3	34.2	1,038	1,005
Common Functions3	1,817	1,864	663	559	45	29	1,142	781
Eliminations	(189)	(227)	(129)	(150)	–	–	–	–
Group	37,448	36,717	30,758	29,912	10,932	11,019	29.2	30.0	6,862	6,331

Downloadable performance information is available at: investors.vodafone.com/results

Segment service revenue growth	FY24	FY25
Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
%	%	%	%	%	%	%	%	%	%
Germany	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)
UK	6.8	6.2	5.1	2.0	2.9	2.4	7.6	5.7	6.7	4.5
Other Europe2	0.3	(4.0)	(5.7)	1.6	2.1	1.9	2.2	1.1	1.7	1.8
Türkiye	15.6	11.7	9.6	54.7	18.8	33.2	97.5	15.2	50.4	42.3
Africa	1.2	(3.4)	(9.2)	1.6	0.3	0.9	4.1	8.8	6.4	3.7
Group	2.9	0.7	(1.3)	3.2	0.2	1.7	5.6	2.3	4.0	2.8

Segment organic service revenue growth1	FY24	FY25
Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
%	%	%	%	%	%	%	%	%	%
Germany	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)
UK	3.6	4.4	5.0	–	1.2	0.6	3.3	3.1	3.2	1.9
Other Europe2	5.5	4.6	4.2	2.3	2.6	2.5	2.6	0.8	1.7	2.1
Türkiye	105.6	97.8	88.5	91.9	89.1	90.3	83.4	73.2	78.1	83.4
Africa	10.0	9.4	9.2	10.0	9.7	9.9	11.6	13.5	12.6	11.3
Group	7.1	6.7	6.3	5.4	4.2	4.8	5.2	5.4	5.3	5.1

Group profitability	FY24	FY25
Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
Operating profit/(loss)	€m	556	1,808	3,665	1,545	837	2,382	1,022	(3,815)	(2,793)	(411)
Adjusted EBITDAaL1	€m	2,797	5,592	11,019	2,681	2,730	5,411	2,828	2,693	5,521	10,932
Adjusted EBITDAaL margin1%	29.8	29.8	30.0	29.7	29.5	29.6	28.8	28.8	28.8	29.2
Organic Adjusted EBITDAaL growth1%	1.2	2.2	5.1	2.5	3.8	2.2	0.3	1.3	2.5

Notes:
1.
Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 36 for more information.
2.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3.
Capital additions in FY25 includes software arrangements managed centrally on behalf of the Group.

Germany ⫶ Turnaround continuing through challenging market conditions

35%	€12.2bn		(5.0%)
of Group service revenue	Total revenue		Organic service revenue growth

40%	€4.4bn		(12.6%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY25	FY24	Reported	Organic
	€m	€m	change %	change1%
Total revenue	12,180	12,957	(6.0)
- Service revenue	10,876	11,453	(5.0)	(5.0)
- Other revenue	1,304	1,504
Adjusted EBITDAaL	4,384	5,017	(12.6)	(12.6)
Adjusted EBITDAaL margin	36.0%	38.7%

Note:
1.
Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue decreased by 6.0% to €12.2 billion as a result of lower service revenue and equipment revenue. As anticipated, service revenue declined by 5.0% (Q3: -6.4%; Q4: -6.0%), primarily due to a 3.0 percentage point negative impact (Q3: -3.8 percentage points; Q4: -3.3 percentage points) from the end of bulk TV contracting in multi dwelling units (‘MDU’), which came into full effect from July 2024, as well as a lower broadband customer base following the price increases in the prior year. The small improvement in quarterly trends was driven by the lower impact of the TV law change and higher wholesale service revenue, partially offset by lower mobile ARPU.

Fixed service revenue declined by 8.1% (Q3: -10.7%; Q4: -9.7%) due to the cumulative impact of TV and broadband customer losses. The MDU transition had a 5.5 percentage point impact (Q3: -6.8 percentage points; Q4: -5.9 percentage points) on fixed service revenue growth. Excluding this impact, Q4 trends were broadly stable. Mobile service revenue declined by 1.2% (Q3: -1.0%; Q4: -1.2%) as ARPU pressure, due to higher competitive intensity in the market and lower mobile termination rates, was only partially offset by higher wholesale revenue. 1&1 began migrating their customers onto our network in the second half of the year as a part of our long-term national roaming agreement and we continue to expect the migration to reach a full run-rate during H2 FY26. Vodafone Business service revenue declined by 2.3% (Q3: -3.0%; Q4: -2.8%) as price pressure in the mobile segment, in particular from SoHo customers and large corporates optimising spend, as well as lower roaming revenue, was only partially offset by good growth in digital services. Digital services revenue continued to grow strongly, supported by strong demand for our Cloud services which grew by 15.1% in FY25. In March 2025, we announced the launch of our new Cyber Security Centre in Dusseldorf which aims to support SMEs through monitoring and resolving cyber security threats.

Adjusted EBITDAaL declined by 12.6%, primarily due to a 7.5 percentage point impact related to the MDU transition (H1: -7.0 percentage points; H2: -8.0 percentage points). Excluding this impact, the decline in Adjusted EBITDAaL was largely driven by lower service revenue and increased investment in the customer experience, our brand and Vodafone Business as we have chosen to prioritise investment to support the turnaround of Vodafone Germany, as well as higher customer costs in the more intense competitive environment. A 2.4 percentage point benefit from lower energy costs was offset by higher inflation across the cost base. The Adjusted EBITDAaL margin was 2.7 percentage points lower year-on-year at 36.0%.

Customers
Our broadband customer base declined by 102,000 in FY25, including the loss of 43,000 customers on our gigabit-capable network. During the year, customer additions on our gigabit-capable broadband footprint gradually improved and, as we had anticipated, in the second half of the year we stabilised our gigabit customer base. This was supported by the improved customer experience, as we have achieved the lowest ever share of detractors in our base. We are now the largest provider of fixed line gigabit connectivity in Germany, supported by our wholesale agreements with Deutsche Telekom and Deutsche Glasfaser. We can now market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households.

During the year, we completed the migration of our MDU TV customer base following the change in TV law that came into effect in July 2024. By the end of March 2025, we had retained 4.2 million households under new commercial terms, which is in line with our initial expectation that we would retain around 50% of the 8.5 million MDU TV households.

Despite higher competitive intensity in the mobile market, our Consumer mobile contract customer base increased by 90,000. Our increased focus on higher value branded and direct sales channels was partially offset by the anticipated loss of low-margin customers through reseller channels and 65,000 net disconnections from business accounts, partially driven by some large contract tenders in the prior year. We added a further 6.4 million IoT connections, driven by demand from the automotive sector.

UK ⫶ Strong customer experience & Adj. EBITDAaL performance

19%	€7.1bn		1.9%
of Group service revenue	Total revenue		Organic service revenue growth

14%	€1.6bn		7.9%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY25	FY24	Reported	Organic
	€m	€m	change %	change1%
Total revenue	7,069	6,837	3.4
- Service revenue	5,887	5,631	4.5	1.9
- Other revenue	1,182	1,206
Adjusted EBITDAaL	1,558	1,408	10.7	7.9
Adjusted EBITDAaL margin	22.0%	20.6%

Note:
1.
Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue increased by 3.4% to €7.1 billion due to service revenue growth and the appreciation of GBP:EUR. Service revenue increased by 4.5% (Q3: 7.6%; Q4: 5.7%) due to foreign exchange movements and organic growth in service revenue which increased by 1.9% (Q3: 3.3%; Q4: 3.1%), as growth in Consumer was offset by a decline in Business.

Mobile service revenue grew by 2.9% (Q3: 6.0%, Q4: 4.4%), as broadly stable organic mobile service revenue of 0.3% (Q3: 1.8%, Q4: 1.8%) was supported by the appreciation of GBP:EUR. The organic performance was primarily driven by Consumer customer base growth and the delivery of project milestones in Business. This was partially offset by the significantly lower level of inflation-linked price rises compared to the prior year and the ongoing dilution of the back book from front book pricing in mobile. Fixed service revenue grew by 9.2% (Q3: 12.3%, Q4: 8.8%) and organic growth in fixed service revenue was 6.5% (Q3 7.6%, Q4: 6.4%). Growth was supported by foreign exchange movements, continued growth in our customer base and ARPU growth in Consumer. The slowdown in quarterly trends was driven by Business due to some managed services contract losses.

Vodafone Business service revenue increased by 1.6% (Q3: 3.7%, Q4: 3.7%) and organic growth in Vodafone Business service revenue declined by 0.9% (Q3: -0.4%, Q4: 1.3%). Growth in fixed due to strong commercial performance, and business demand for our digital services and project work, was offset by a decline in mobile, primarily driven by lower inflation-linked price increases and ARPU pressure. The improvement in quarterly growth trends was driven by project activity.

Adjusted EBITDAaL increased by 10.7% in the period, and on an organic basis, Adjusted EBITDAaL increased by 7.9%. The increase in Adjusted EBITDAaL was primarily driven by service revenue growth, a 2.7 percentage point benefit from lower energy costs and other cost efficiencies. The Adjusted EBITDAaL margin improved by 1.4 percentage points year-on-year to 22.0%.

Customers
We have delivered significant improvements in customer experience this year and now have a market leading NPS position and lowest ever share of detractors in our base. This is reflected in Ofcom mobile complaints, which are down 30% year-on-year. These achievements supported our record level customer loyalty, and an increase in our mobile Consumer contract customer base of 117,000. This was partially offset by large low-value contract disconnections in Business and a reclassification of part of the mobile customer base to IoT, with our total contract customer base increasing by 7,000 in FY25.

In fixed, we continue to be one of the fastest growing broadband providers in the UK and our customer base increased by 227,000 during the year. This was supported by the launch of the new ‘One Touch Switching’ service in September 2024, making it even easier for customers to join us. We now cover 19.4 million households with gigabit speeds, and in July, we announced that we now offer faster speeds of up to 2.2Gbps in more locations than any other provider.

Portfolio
In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable and competitive third scaled network operator in the UK. In December 2024, the UK’s Competition and Markets Authority (‘CMA’) approved the combination of Vodafone and Three in the UK. Following the merger, which we expect to complete in the first half of 2025, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe’s most advanced 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk

Other Europe1 ⫶ Continued service revenue growth

16%	€5.7bn		2.1%
of Group service revenue	Total revenue		Organic service revenue growth

14%	€1.5bn		0.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY25	FY24	Reported	Organic
	€m	€m	change %	change2%
Total revenue	5,694	5,504	3.5
- Service revenue	4,805	4,722	1.8	2.1
- Other revenue	889	782
Adjusted EBITDAaL	1,510	1,516	(0.4)	–
Adjusted EBITDAaL margin	26.5%	27.5%

Notes:
1.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.
Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue grew by 3.5% to €5.7 billion as higher service and equipment revenue was partially offset by the depreciation of local currencies versus the euro. Service revenue increased by 1.8% (Q3: 2.2%, Q4: 1.1%) as adverse foreign exchange movements were offset by organic growth in service revenue of 2.1% (Q3: 2.6%, Q4: 0.8%), driven by a higher contract customer base in mobile and broadband, and by price actions in most markets, partly offset by lower mobile termination rates. The slowdown in quarterly trends was due to the exceptionally high growth in Q4 the prior year driven by public sector projects.

In Portugal, both our Consumer and Business segments continued to perform well during the year. In November 2024 we launched our new second brand, Amigo, to compete effectively across all segments of the market following the launch of a fourth player. In Ireland, service revenue grew due to higher broadband customer base supported by improved customer loyalty, partially offset by lower mobile termination rates. Service revenue in Greece increased, particularly due to growth in the public sector and a higher mobile contract customer base.

Vodafone Business service revenue increased by 3.9% (Q3: 5.3%, Q4: 1.5%), as organic growth in Vodafone Business service revenue of 4.4% (Q3: 5.8%, Q4: 1.2%) was offset by adverse foreign exchange movements. Organic growth was mainly driven by digital services, as well as public sector project work in Portugal, Greece and Romania.

Adjusted EBITDAaL declined by 0.4% in the period and was stable on an organic basis, as service revenue growth and ongoing cost control was offset by a deferral of income recognition relating to certain Business contracts and a one-off provision. The Adjusted EBITDAaL margin decreased by 1.0 percentage points year-on-year to 26.5%.

Customers
We won 462,000 new mobile contract customers across our six markets, mainly driven by Portugal and Greece. In Portugal, we won 170,000 new contract customers in mobile and 23,000 in fixed broadband. In Greece, the mobile contract base grew by 149,000, though fixed broadband customers declined by 17,000. In Ireland, our mobile contract customer base increased by 18,000 and the broadband customer base by 22,000. Through our fixed wholesale network access partnerships, including our fibre joint venture, SIRO, we now cover 1.7 million households in Ireland with FTTH.

Portfolio
In October 2024, we announced that, along with Digi Romania, we have signed a memorandum of understanding with Hellenic Telecommunications in relation to a potential acquisition of separate parts of its subsidiary Telekom Romania. The discussions are at an advanced stage with the regulatory approval process ongoing.

Türkiye ⫶ Strong growth in real terms and on a euro basis

8%	€3.1bn		83.4%
of Group service revenue	Total revenue		Organic service revenue growth

8%	€0.8bn		110.5%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY25	FY24	Reported	Organic
	€m	€m	change %	change1%
Total revenue	3,086	2,362	30.7
- Service revenue	2,484	1,746	42.3	83.4
- Other revenue	602	616
Adjusted EBITDAaL	842	510	65.1	110.5
Adjusted EBITDAaL margin	27.3%	21.6%

Note:
1.
Organic growth is a non-GAAP measure. See page 36 for more information.

Hyperinflationary accounting in Türkiye
Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the unaudited condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 37 for more information.

Growth
Total revenue increased by 30.7% to €3.1 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro.

Service revenue increased by 83.4% (Q3: 83.4%, Q4: 73.2%) on an organic basis. Service revenue growth in euro terms was 42.3% (Q3: 97.5%, Q4: 15.2%) as reported under IAS 29. Excluding the impact of hyperinflationary accounting adjustments, service revenue increased by 45.2% in euro terms (Q3: 53.1%; Q4: 52.3%). Growth in Türkiye was primarily driven by ongoing price actions, value accretive base management and continued customer base growth, partially offset by adverse foreign exchange movements.

Vodafone Business service revenue increased by 107.1% (Q3: 102.8%, Q4: 105.1%) on an organic basis in FY25, with growth supported by business demand for our digital services, as well as inflationary mobile price actions. In euro terms, Business service revenue increased by 60.9% (Q3: 117.0%, Q4: 38.0%) as reported under IAS 29.

Adjusted EBITDAaL increased by 110.5% on an organic basis, supported by service revenue growth, ongoing digitalisation and our continued focus on cost efficiency. Adjusted EBITDAaL continued to grow in euro terms and increased by 65.1% during the year. The Adjusted EBITDAaL margin increased by 5.7 percentage points year-on-year (6.7 percentage points on an organic basis) to 27.3%.

Customers
We won 952,000 new mobile contract customers during the year, including migrations of prepaid customers.

Africa ⫶ Accelerating growth supporting upgraded mid-term guidance

20%	€7.8bn		11.3%
of Group service revenue	Total revenue		Organic service revenue growth

24%	€2.6bn		10.2%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY25	FY24	Reported	Organic
	€m	€m	change %	change1%
Total revenue	7,791	7,420	5.0
- Service revenue	6,172	5,951	3.7	11.3
- Other revenue	1,619	1,469
Adjusted EBITDAaL	2,593	2,539	2.1	10.2
Adjusted EBITDAaL margin	33.3%	34.2%

Note:
1.
Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue increased by 5.0% to €7.8 billion as higher service and equipment revenue was partially offset by the depreciation of the Egyptian pound versus the euro. Service revenue increased by 3.7% (Q3: 4.1%, Q4: 8.8%) and organic growth in service revenue was 11.3% (Q3: 11.6%, Q4: 13.5%) with growth in South Africa, Egypt and all of Vodacom’s international markets, apart from Mozambique. The improvement in quarterly trends reflect an acceleration in growth across all Vodacom segments.

In South Africa, service revenue growth was supported by good demand for fixed connectivity, an acceleration in the Consumer prepaid segment and strong growth in the mobile contract segment, which benefited from price increases. Financial services revenue grew by 12.1% to €176 million, supported by growth in our insurance services.

Service revenue in Egypt grew well above inflation during the year and accelerated in Q4. The performance was supported by price actions, sustained customer base growth and demand for data. Our financial services product, ‘Vodafone Cash’ revenue increased by 18.8% to €113.7 million and now represents 8.0% of Egypt’s service revenue.

In Vodacom’s international markets, service revenue growth was supported by a higher customer base and strong M-Pesa and data revenue growth. M-Pesa revenue grew by 10.0% to €427.9 million, and now represents 27.6% of service revenue.

Vodacom Business service revenue grew by 5.4% (Q3: 6.6%; Q4: 9.6%) and organic growth in Vodacom Business service revenue was 10.0% (Q3: 10.8%; Q4: 11.5%), with South Africa supported by strong demand for digital services and fixed connectivity.

Adjusted EBITDAaL increased by 2.1% as the depreciation of local currencies versus the euro was more than offset by organic growth. On an organic basis, adjusted EBITDAaL increased by 10.2% due to service revenue growth, cost initiatives and the base effect of the Egyptian pound devaluation in the prior year. The Adjusted EBITDAaL margin decreased by 0.9 percentage points year-on-year (-0.2 percentage points on an organic basis) to 33.3%.

Customers
In South Africa, we won 152,000 new contract customers in FY25, and now have a mobile contract base of 7.0 million. Across our active customer base, 78.9% of our mobile customers use data services. Our ‘VodaPay’ super-app continued to gain traction with 11.9 million registered users.

In Egypt, we won 656,000 new contract customers and 2.5 million prepaid mobile customers during the year, and we now have 51.5 million customers. ‘Vodafone Cash’ reached 11.4 million active users with 3.2 million users added during the year.

In Vodacom’s international markets, we won 5.9 million new mobile customers in FY25, and our mobile customer base is now 60.0 million, with 67.3% of active customers using our data services. Our M-Pesa customer base now totals 25.2 million.

Investor Briefing
Vodacom Group hosted an investor briefing in February 2025, which encompassed a series of presentations and showcases covering the Vodacom Group’s medium-term strategy and the key growth opportunities across its markets and products. As part of this update, Vodacom communicated an ambition to accelerate Group EBITDA growth into double-digit. This represents an upgrade from the existing medium-term target framework of high single-digit EBITDA growth.

Further information on our operations in Africa can be accessed here: vodacom.com.

Vodafone Investments
Associates and joint ventures	FY25	FY24
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(74)	(85)
VodafoneZiggo Group Holding B.V.	(125)	(177)
Safaricom Limited	201	159
Indus Towers Limited	55	140
Other1 (including TPG Telecom Limited)	(180)	(133)
Share of results of equity accounted associates and joint ventures	(123)	(96)

Note:
1.
The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

Vantage Towers - 44.7% ownership
In March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, followed by a further €500 million in July 2023 and €1.3 billion in August 2024, taking total net proceeds to €6.6 billion and the Consortium's ownership in Oak Holdings GmbH to 50%. Our effective stake in Vantage Towers is 44.7%. During the year, total revenue increased by 6.9% to €1.2 billion, supported by 2,020 net new tenancies and 839 new macro sites. As a result, the tenancy ratio increased to 1.53x (31 March 2024: 1.50x). Vodafone’s share of results in the period reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the year, Vantage Towers distributed €307 million in dividends to Vodafone.

VodafoneZiggo Joint Venture (Netherlands) - 50.0% ownership
The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue decreased 1.1% to €4.1 billion, as a decline in the fixed customer base was only partially offset by contractual price increases. In FY25, VodafoneZiggo’s mobile contract customer base increased by 14,000 driven by growth in the Consumer segment. VodafoneZiggo’s broadband customer base declined by 105,000 customers due to the competitive price environment. VodafoneZiggo offers gigabit speeds to 7.6 million homes, providing nationwide coverage. During the year, VodafoneZiggo successfully acquired a 100 MHz spectrum license in the 3.5 GHz band. Vodafone’s share of net loss for the year decreased, driven by higher gains on derivative financial instruments and tax, partially offset by lower operating income. During the year, Vodafone received €63 million in dividends and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) - 27.8% ownership
Safaricom service revenue grew by 26.3% to €2.7 billion, driven by organic growth of 11.2% and favourable foreign exchange movements of the Kenyan shilling versus the euro. Vodafone’s higher share of results was due to a strong result in Kenya. During the period, Vodafone received €136 million in dividends from Safaricom.

TPG Telecom Limited Joint Venture (Australia) – 25.1% ownership
TPG Telecom Limited (‘TPG’) is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 25.1%, via an 11% direct stake in TPG and a 14% indirect stake, held through a 50:50 joint venture with CK Hutchison. During the year, the Group received €24 million in dividends from its direct stake in TPG. The Group provides guarantees amounting to $1.0 billion and €0.6 billion (2024: $1.0 billion and €0.6 billion) in relation to its 50% share in a multicurrency loan facility held by the joint venture. In October 2024, TPG announced the sale of its fixed network infrastructure assets and enterprise, government and wholesale fixed telecommunications services business for AU$5.25 billion. The transaction is subject to regulatory approval and other customary conditions precedent.

Vodafone Idea Limited Joint Venture (India) – 24.4% ownership
After undertaking equity fund-raisings and allotments to vendors since March 2024, the Group’s shareholding in Vodafone Idea Limited has reduced to 24.4%. See note 5 ‘Contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for more information.

On 30 March 2025, Vodafone Idea announced that the government had agreed to convert US$4.3 billion of its outstanding spectrum dues to equity. The Group’s shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025.

Indus Towers Limited (India)
The Group disposed of its investment in Indus Towers Limited in two tranches during June and December 2024. See note 5 ‘Contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for more information.

Net financing costs
	FY25	FY24	Reported
	€m	€m	change %
Investment income	864	581
Financing costs	(1,931)	(2,626)
Net financing costs	(1,067)	(2,045)	47.8
Adjustments for:
Mark-to-market (gains)/losses	(2)	97
Foreign exchange losses	1	173
Fair value gains on Other Investments through profit and loss	(247)	–
Adjusted net financing costs1	(1,315)	(1,775)	25.9

Note:
1.
Adjusted net financing costs is a non-GAAP measure. See page 36 for more information.

Net financing costs decreased by €978 million and include a gain of €253 million on certain bonds bought back prior to their maturity dates; a revaluation gain of €247 million from Other investments classified at fair value through profit and mark-to-market and foreign exchange gains in the current year, combined with lower interest paid on loans and collateral balances.

Adjusted net financing costs decreased by €460 million, mainly as a result of the gain of €253 million from the early redemption of the bonds bought back in the period as well as lower interest costs mainly due to repayment of the borrowings secured against the Group’s shareholdings in Indus Towers and Vodafone Idea.

Taxation
	FY25	FY24	Reported
	%	%	change pps
Effective tax rate	(152.0%)	3.1%	(155.1)
Adjusted effective tax rate1	25.3%	24.5%	0.8

Note:
1.
Adjusted effective tax rate is a non-GAAP measure. See page 36 for more information.

The Group’s Effective tax rate (‘ETR’) for the year ended 31 March 2025 was (152.0)% (FY24: 3.1%).

The negative ETR is driven by the €4,515 million impairments of Germany and Romania that are permanently non-deductible for tax. Excluding these the ETR would be positive 74.0%. This rate is high due to one-off items including a charge of €718 million on remeasurement of the Luxembourg deferred tax asset following a 1% corporate tax rate reduction, a €185 million tax charge on the settlement of the VISPL tax cases in India, a €164 million tax charge arising on the €26 million net gain on the disposal of a 10% stake in Oak Holdings GmbH, a net €128 million tax charge as an effect of hyper-inflation tax and accounting adjustments in Türkiye, offset by a net €(53)m credit in relation to the disposal of Indus Towers and settlement of the secondary pledge.

The Group’s Adjusted ETR (‘AETR’) for the year ended 31 March 2025 was 25.3% (FY24: 24.5%). This eliminates the above stated significant one-off items, as well as the €423 million deferred tax charge for utilisation of recognised tax losses in Luxembourg.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The tax charge for the year ended 31 March 2025 includes a current tax charge of €7 million relating to Pillar 2 income taxes.

Earnings per share
Reported
	FY25	FY24	change
	eurocents	eurocents	eurocents
Basic (loss)/earnings per share - Continuing operations	(15.86)c	4.45c	(20.31)c
Basic (loss)/earnings per share - Total Group	(15.94)c	4.21c	(20.15)c

Adjusted basic earnings per share1	7.87c	7.47c	0.40c

Note:
1.
Adjusted basic earnings per share is a non-GAAP measure. See page 36 for more information.

Basic loss per share from continuing operations was 15.86 eurocents, compared to earnings per share of 4.45 eurocents in FY24. The decrease was primarily due to impairment losses in respect of Germany and Romania, together with a higher income tax expense, which outweighed lower net financing costs.

Adjusted basic earnings per share was 7.87 eurocents, compared to 7.47 eurocents in FY24. The increase was primarily due to higher adjusted earnings, primarily from lower adjusted net financing costs, together with a lower number of shares outstanding resulting from the share buyback programme.

Cash flow & funding

Analysis of cash flow
	FY25	FY24	Reported
	€m	€m	change %
Inflow from operating activities	15,373	16,557	(7.2)
Inflow/(outflow) from investing activities	4,759	(6,122)	177.7
Outflow from financing activities	(15,278)	(15,855)	3.6
Net cash inflow/(outflow)	4,854	(5,420)	189.6
Cash and cash equivalents at the beginning of the financial year	6,114	11,628
Exchange loss on cash and cash equivalents	(75)	(94)
Cash and cash equivalents at the end of the financial year	10,893	6,114

Cash inflow from operating activities decreased to €15,373 million, primarily due to lower inflows from discontinued operations.

Inflow from investing activities increased by €10,881 million to €4,759 million, primarily driven by the disposals of Vodafone Spain and Vodafone Italy and the proceeds received from the disposal of 10% of Oak Holdings 1 GmBH (€1,336 million) and the disposal of 18% of Indus Towers Limited (€1,684 million). The Group disposed of Vodafone Spain to Zegona Communications plc (‘Zegona’) for total cash consideration of €4,069 million (subject to closing accounts adjustments), of which €3,669 million is included in this line, and Vodafone Italy to Swisscom AG (‘Swisscom’) for total cash consideration of €7,885 million (after closing accounts adjustments), of which €7,707 million is included in this line. The remaining €400 million and €178 million respectively relates to the future use of the Vodafone brand by Zegona and Swisscom, and to certain procurement services to be provided by the Group to Zegona and is included in Inflow from operating activities. This was offset by a higher outflow in relation to the purchase of investments.

Outflows from financing activities decreased by €577 million to €15,278 million, as lower net cash outflows in respect of borrowings, dividends and discontinued operations were partly offset by higher interest paid arising from the repayment of borrowings secured against Indian assets and higher payments in respect of the purchase of treasury shares.

Analysis of cash flow (continued)
	FY25	FY24	Reported
	€m	€m	change %
Adjusted EBITDAaL1	10,932	11,019	(0.8)
Capital additions2	(6,862)	(6,331)
Working capital3	53	(309)
Disposal of property, plant and equipment and intangible assets	9	14
Integration capital additions	(31)	(81)
Restructuring costs including working capital movements4	(246)	(254)
Licences and spectrum	(421)	(454)
Interest received and paid5	(1,147)	(1,279)
Taxation	(728)	(724)
Dividends received from associates and joint ventures	530	442
Dividends paid to non-controlling shareholders in subsidiaries	(249)	(260)
Other	10	–
Free cash flow1	1,850	1,783	3.8
Acquisitions and disposals	13,917	(346)
Equity dividends paid	(1,787)	(2,430)
Share buybacks	(1,868)	–
Foreign exchange (loss)/gain	(182)	(64)
Other movements in net debt6	(1,085)	1,065
Net debt decrease/(increase)1	10,845	8
Opening net debt1	(33,242)	(33,250)
Closing net debt1	(22,397)	(33,242)	32.6
Net debt of Vodafone Spain and Vodafone Italy1	–	(107)
Closing net debt incl. Vodafone Spain and Vodafone Italy1	(22,397)	(33,349)	32.8

Free cash flow1	1,850	1,783
Adjustments:
- Licences and spectrum	421	454
- Restructuring costs including working capital movements4	246	254
- Integration capital additions	31	81
- Other adjustments	–	28
Adjusted free cash flow1	2,548	2,600

Notes:
1.
Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 36 for more information.
2.
See page 49 for an analysis of tangible and intangible additions in the year.
3.
Includes the impact of €148 million of Trade payables for which the Group has extended payment terms from 30 to 90 days through the use of reverse factoring at 31 March 2025 (31 March 2024: €nil).
4.
Includes working capital in respect of integration capital additions.
5.
Interest received and paid excludes €451 million outflow (FY24: €406 million) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL.
6.
Other movements in net debt for FY25 includes a net outflow from discontinued operations of €120 million (FY24: €455 million inflow) and the repayment of borrowings secured against Indian assets of €1,794 million (including €547 million of accrued interest) following the disposal of the Group’s interest in Indus Towers, offset by payments from Swisscom and Zegona in respect of the future use of the Vodafone brand of €491 million and €328 million in respect of proceeds from the disposal of the Group’s residual 3% interest in Indus Towers, which was classified as an Other investment. The amount for FY24 includes mark-to-market losses recognised in the income statement of €97 million and €185 million for the repayment of debt in relation to licences and spectrum.

Acquisitions and disposals includes the disposal of 10% of Oak Holdings 1 GmbH (€1,336 million) and the disposal of 18% of Indus Towers Limited (€1,684 million). Additionally, the Group disposed of Vodafone Spain to Zegona Communications plc (‘Zegona’) for total cash consideration of €4,069 million (subject to closing accounts adjustments), of which €3,669 million is included in this line, and Vodafone Italy to Swisscom AG (‘Swisscom’) for total cash consideration of €7,885 million (after closing accounts adjustments), of which €7,707 million is included in this line. The remaining €400 million and €178 million respectively relates to the future use of the Vodafone brand by Zegona and Swisscom and to certain procurement services to be provided by the Group to Zegona.

Adjusted free cash flow was an inflow of €2,548 million in the period, representing a decline of €52 million compared to the comparative period.

Borrowings and cash position
		Re-presented1
	FY25	FY24	Reported
	€m	€m	change %
Non-current borrowings	(46,096)	(49,259)
Current borrowings	(7,047)	(7,728)
Borrowings	(53,143)	(56,987)
Cash and cash equivalents	11,001	6,183
Borrowings less cash and cash equivalents	(42,142)	(50,804)	17.0

Note:
1.
On 1 April 2024, the Group adopted amendments to IAS 1 ‘Presentation of Financial Statements’ which has impacted the classification of certain bonds between current borrowings and non-current borrowings. See note 1 ‘Basis of preparation’ for more information.

Borrowings principally includes bonds of €36,402 million (31 March 2024: €40,743 million), lease liabilities of €10,826 million (31 March 2024: €9,672 million), cash collateral liabilities of €2,357 million (31 March 2024: €2,628 million) and €nil (31 March 2024: €1,720 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €3,844 million was primarily driven by the repayment of the bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea assets of €1,794 million, repayment of bonds of €7,408 million and a net reduction in collateral liabilities of €271 million, partially offset by the issue of new bonds of €3,358 million, an increase in lease liabilities of €1,154 million and an increase in bank loans and other borrowings of €1,335 million.

Funding position
	FY25	FY24	Reported
	€m	€m	change %
Bonds	(36,402)	(40,743)
Bank loans	(1,213)	(767)
Other borrowings including spectrum	(2,345)	(1,457)
Gross debt1	(39,960)	(42,967)	7.0
Cash and cash equivalents	11,001	6,183
Non-current investments in sovereign securities	913	–
Short-term investments2	5,280	3,225
Derivative financial instruments3	1,716	2,204
Net collateral liabilities4	(1,347)	(1,887)
Net debt1	(22,397)	(33,242)	32.6

Notes:
1.
Gross debt and Net debt are non-GAAP measures. See page 36 for more information.
2.
Short-term investments include €2,139 million (31 March 2024: €1,201 million) of highly liquid government and government-backed securities and managed investment funds of €3,141 million (31 March 2024: €2,024 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.
Derivative financial instruments exclude derivative movements in cash flow hedging reserves of €574 million gain (31 March 2024: €498 million gain).
4.
Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt decreased by €10,845 million to €22,397 million. This was driven by cash proceeds from acquisitions and disposals (€13,917 million) and a free cash inflow of €1,850 million, partially offset by equity dividends of €1,787 million, share buybacks of €1,868 million and €1,794 million in relation to the repayment of borrowings secured against Indian assets.

Other funding considerations include:
	FY25	FY24
	€m	€m
Lease liabilities	(10,826)	(9,672)
Pension fund liabilities	(187)	(181)
Guarantees over loan issued by Australia joint venture	(1,479)	(1,479)
Equity characteristic of 50% attributed by credit rating agencies to ‘Hybrid bonds’ included in net debt, EUR swapped value of €8,162 million (€8,993 million as at 31 March 2024)	4,081	4,497

The Group’s borrowings, which mainly include certain bonds that have been designated in hedge relationships, are carried at €899 million (2024: €1,229 million) higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1,132 million (2024: €1,559 million).

Return on capital employed

Return on capital employed (‘ROCE’) reflects how efficiently we are generating profit with the capital we deploy. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

ROCE calculated using GAAP measures for the year ended 31 March 2025 was -0.4% (FY24: 3.4%), impacted by impairment losses in respect of Germany and Romania and a higher income tax expense, which outweighed lower net financing cost.

The table below presents adjusted ROCE metrics.
	FY25	FY24	Reported
	%	%	Change pps
Pre-tax ROCE (controlled)1	7.0%	7.2%	(0.2)
Post-tax ROCE (controlled and associates/joint ventures)1	4.4%	4.4%	-

Note:
1.
ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 36 for more information.

Funding facilities

As at 31 March 2025, the Group had undrawn revolving credit facilities of €7.8 billion comprising euro and US dollar revolving credit facilities of €4.1 billion and US$4.0 billion (€3.7 billion) which mature in 2030 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€13.9 billion) and €10 billion respectively.

Post employment benefits

As at 31 March 2025, the Group’s net surplus of scheme assets over scheme liabilities was €55 million (€76 million net surplus as at 31 March 2024).

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board is recommending total dividends per share of 4.5 eurocents for the year. This includes a final dividend of 2.25 eurocents compared to 4.5 eurocents in the prior year.

The ex-dividend date for the final dividend is 5 June 2025 for ordinary shareholders and 6 June 2025 for ADR holders, the record date is 6 June 2025 and the dividend is payable on 1 August 2025.

Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 11 July 2025. A Dividend Reinvestment Plan (‘DRIP’) is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares. The last date to receive elections to join the DRIP is 11 July 2025. More information can be found at www.shareview.co.uk/info/drip and vodafone.com/dividends

Other significant developments

Board changes

Simon Dingemans was appointed as a Non-Executive Director, effective 1 January 2025.

On 2 April 2025, the Group announced the following Board changes which will take effect after the conclusion of the 2025 Annual General Meeting (‘2025 AGM’):

  -
Anne-Françoise Nesmes will be appointed as a Non-Executive Director and join the Audit and Risk Committee and ESG Committee, subject to shareholder approval;

  -
David Nish will not seek re-election at the 2025 AGM and will retire as a Board member, Senior Independent Director and Chair of the Audit and Risk Committee;

  -
Simon Segars will be appointed Senior Independent Director and will also join the Nominations and Governance Committee;

  -
Simon Dingemans will be appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee;

  -
Michel Demaré will cease to be a member of the Nominations and Governance Committee;

  -
Christine Ramon will cease to be a member of the ESG Committee and will join the Remuneration Committee; and

  -
Delphine Ernotte Cunci will cease to be a member of the Remuneration Committee and will join the Nominations and Governance Committee.

On 7 May 2025, the Group announced that Luka Mucic will step down as Group Chief Financial Officer no later than early 2026.

Executive Committee changes

Marika Auramo was appointed CEO of Vodafone Business and a member of the Executive Committee, effective 1 July 2024.

Aldo Bisio stepped down as CEO of Vodafone Italy and a member of the Executive Committee on 15 November 2024.

On 7 February 2025, the Group announced that Guillaume Boutin will join in May 2025 as CEO Vodafone Investments & Strategy and a member of the Executive Committee. Guillaume will succeed Serpil Timuray who has decided to leave Vodafone at the end of June 2025.

Portfolio update

Vodafone Spain
On 31 May 2024, the Group announced that it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of redeemable preference shares.

Indus Towers
On 19 June 2024, the Group announced that it had sold an 18% stake in Indus Towers Limited (‘Indus’) through an accelerated book-building offering (‘placing’). The placing raised INR 153.0 billion (€1.7 billion) in gross proceeds. Following the placing, the Group held a 3.1% shareholding in Indus. On 10 January 2025, it was announced that this remaining stake had been sold.

Vantage Towers
On 22 July 2024, the Group announced the sale of a further 10% stake in Oak Holdings GmbH (‘Oak Holdings), the partnership that co-controls Vantage Towers for €1.3 billion. Oak Holdings owns 89.3% of Vantage Towers and the Group’s effective ownership is 44.7% following the transaction.

Vodafone UK
On 5 December 2024, the UK’s Competition and Markets Authority (‘CMA’) announced its approval of the combination of Vodafone and Three in the UK. The merger is expected to formally complete during the first half of 2025.

Vodafone Italy
On 2 January 2025, the Group announced that it had completed the sale of its Italian operations (‘Vodafone Italy’) to Swisscom AG (‘Swisscom’) for total cash consideration of €7.9 billion (after closing accounts adjustments). As part of the transaction, the Group and Swisscom have entered into an agreement whereby Vodafone will continue to provide certain services to Vodafone Italy for a period of up to five years post deal completion.

Unaudited condensed consolidated financial statements

Consolidated income statement
		2025	2024
	Note	€m	€m
Revenue		37,448	36,717
Cost of sales		(24,929)	(24,459)
Gross profit		12,519	12,258
Selling and distribution expenses		(2,934)	(2,674)
Administrative expenses		(5,447)	(5,768)
Net credit losses on financial assets		(476)	(491)
Share of results of equity accounted associates and joint ventures		(123)	(96)
Impairment (charge)/reversal	2	(4,515)	64
Other income		565	372
Operating (loss)/profit		(411)	3,665
Investment income		864	581
Financing costs		(1,931)	(2,626)
(Loss)/profit before taxation		(1,478)	1,620
Income tax expense		(2,246)	(50)
(Loss)/profit for the financial year - Continuing operations		(3,724)	1,570
Loss for the financial year - Discontinued operations	3	(22)	(65)
(Loss)/profit for the financial year		(3,746)	1,505

Attributable to:
– Owners of the parent		(4,169)	1,140
– Non-controlling interests		423	365
(Loss)/profit for the financial year		(3,746)	1,505

(Loss)/earnings per share - Continuing operations
– Basic		(15.86)c	4.45c

(Loss)/earnings per share - Total Group
– Basic		(15.94)c	4.21c
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.
Consolidated statement of comprehensive expense
	2025	2024
	€m	€m
(Loss)/profit for the financial year	(3,746)	1,505
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	321	(440)
Foreign exchange translation differences transferred to the income statement	115	23
Other, net of tax1	36	(1,748)
Total items that may be reclassified to the income statement in subsequent years	472	(2,165)
Items that will not be reclassified to the income statement in subsequent years:
Fair value gains on equity instruments classified as other investments, net of tax	116	–
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	1	(58)
Total items that will not be reclassified to the income statement in subsequent years	117	(58)
Other comprehensive income/(expense)	589	(2,223)
Total comprehensive expense for the financial year	(3,157)	(718)

Attributable to:
– Owners of the parent	(3,485)	(920)
– Non-controlling interests	328	202
Total comprehensive expense for the financial year	(3,157)	(718)

Note:
1.
Principally includes the impact of the Group’s cash flow hedges recognised in other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.
Consolidated statement of financial position
		Re-presented1
	31 March	31 March
	2025	2024
	€m	€m
Non-current assets
Goodwill	20,514	24,956
Other intangible assets	12,924	13,896
Property, plant and equipment	30,712	28,499
Investments in associates and joint ventures	6,892	10,032
Other investments	3,153	1,006
Deferred tax assets	19,033	20,177
Post employment benefits	242	257
Trade and other receivables	6,431	5,967
	99,901	104,790
Current assets
Inventory	617	568
Taxation recoverable	174	76
Trade and other receivables	9,404	8,594
Other investments	7,424	5,092
Cash and cash equivalents	11,001	6,183
	28,620	20,513
Assets held for sale	–	19,047
Total assets	128,521	144,350

Equity
Called up share capital	4,319	4,797
Additional paid-in capital	149,834	149,253
Treasury shares	(6,791)	(7,645)
Accumulated losses	(123,503)	(114,641)
Accumulated other comprehensive income	28,886	28,202
Total attributable to owners of the parent	52,745	59,966
Non-controlling interests	1,171	1,032
Total equity	53,916	60,998

Non-current liabilities
Borrowings	46,096	49,259
Share of net liabilities in joint ventures and associates	96	–
Deferred tax liabilities	798	699
Post employment benefits	187	181
Provisions	1,430	1,615
Non-debt liabilities in respect of written put options	97	–
Trade and other payables	3,147	2,328
	51,851	54,082
Current liabilities
Borrowings	7,047	7,728
Taxation liabilities	578	393
Provisions	1,066	833
Trade and other payables	14,063	13,398
	22,754	22,352
Liabilities held for sale	–	6,918
Total equity and liabilities	128,521	144,350
Note:
1.
On 1 April 2024, the Group adopted amendments to IAS 1 ‘Presentation of Financial Statements’ which has impacted the classification of certain bonds between current borrowings and non-current borrowings. See note 1 ‘Basis of preparation’ for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483
Issue or reissue of shares	–	–	74	(72)	2	–	2
Share-based payments	–	108	–	–	108	7	115
Transactions with non-controlling interests in subsidiaries	–	–	–	(26)	(26)	(5)	(31)
Share of equity-accounted entities changes in equity	–	–	–	(164)	(164)	–	(164)
Comprehensive (expense)/income	–	–	–	(920)	(920)	202	(718)
Dividends	–	–	–	(2,433)	(2,433)	(256)	(2,689)
31 March 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998

1 April 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998
Issue or reissue of shares	–	–	84	(81)	3	–	3
Share-based payments	–	103	–	–	103	7	110
Transactions with non-controlling interests in subsidiaries	–	–	–	(47)	(47)	50	3
Comprehensive income	–	–	–	(3,485)	(3,485)	328	(3,157)
Dividends	–	–	–	(1,795)	(1,795)	(246)	(2,041)
Purchase of treasury shares	–	–	(2,000)	–	(2,000)	–	(2,000)
Cancellation of shares	(478)	478	2,770	(2,770)	–	–	–
31 March 2025	4,319	149,834	(6,791)	(94,617)	52,745	1,171	53,916

Notes:
1.
Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.
Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
	2025	2024
	€m	€m
Inflow from operating activities	15,373	16,557

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(9)	–
Purchase of interests in associates and joint ventures	(321)	(75)
Purchase of intangible assets	(2,375)	(2,641)
Purchase of property, plant and equipment	(4,324)	(4,219)
Purchase of investments	(3,499)	(1,233)
Disposal of interests in subsidiaries, net of cash disposed	11,221	(67)
Disposal of interests in associates and joint ventures	3,021	500
Disposal of property, plant and equipment and intangible assets	9	15
Disposal of investments	737	1,931
Dividends received from associates and joint ventures	530	442
Interest received	556	542
Cash outflows from discontinued operations	(787)	(1,317)
Inflow/(outflow) from investing activities	4,759	(6,122)

Cash flows from financing activities
Proceeds from issue of long-term borrowings	4,680	1,533
Repayment of borrowings	(12,963)	(8,970)
Net movement in short-term borrowings	78	(1,636)
Net movement in derivatives	404	144
Interest paid	(2,705)	(2,227)
Payments for settlement of written put options	–	(493)
Purchase of treasury shares	(1,868)	–
Issue of ordinary share capital and reissue of treasury shares	3	3
Equity dividends paid	(1,787)	(2,430)
Dividends paid to non-controlling shareholders in subsidiaries	(249)	(260)
Other transactions with non-controlling shareholders in subsidiaries	8	(16)
Cash outflows from discontinued operations	(879)	(1,503)
Outflow from financing activities	(15,278)	(15,855)

Net cash inflow/(outflow)	4,854	(5,420)
Cash and cash equivalents at the beginning of the financial year1	6,114	11,628
Exchange loss on cash and cash equivalents	(75)	(94)
Cash and cash equivalents at the end of the financial year1	10,893	6,114

Note:
1.
Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €11,001 million (€6,183 million as at 31 March 2024), together with overdrafts of €108 million (€111 million as at 31 March 2024) and €Nil million (€42 million as at 31 March 2024) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1 Basis of preparation

These unaudited condensed consolidated financial statements of Vodafone Group Plc and its subsidiaries apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2024, except as disclosed below, which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006.

Ernst & Young LLP has consented to the release of this Preliminary Announcement. The financial information presented in the unaudited condensed consolidated financial statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (‘the Act’). Statutory accounts for the year ended 31 March 2024 were published in Vodafone’s Annual Report and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. A separate announcement will be made in accordance with Disclosure and Transparency Rules (DTR) 6.3 when the Annual Report for the year ended 31 March 2025 are made available on the Company’s website, which is expected to be in June 2025.

The preparation of the preliminary results requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has €10.9 billion of cash and cash equivalents as at 31 March 2025 which, together with undrawn revolving credit facilities of €7.8 billion, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 31 March 2025. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period of at least 12 months from the date of approving the consolidated financial statements and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

New accounting pronouncements adopted

On 1 April 2024, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS. Further details are provided in the Group’s Annual Report for the year ended 31 March 2024. One of the amendments impacts these unaudited condensed consolidated financial statements and is explained below.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The Group classified balances relating to certain bonds as current liabilities if it was the Group’s intention to exercise options to redeem them within 12 months of the reporting date.  Following the adoption of the IAS 1 amendments on 1 April 2024, bonds that are repayable in more than 12 months are classified as non-current liabilities regardless of any intention to redeem the bonds early. The impact of adopting the amendments on the consolidated statement of financial position at 31 March 2024 is a €931 million reduction to the value of bonds presented within current borrowings which have been re-presented as bonds within non-current borrowings.

Notes to the unaudited condensed consolidated financial statements

2 Impairment review

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

For the year ended 31 March 2025, the Group recorded impairment charges of €4,350 million and €165 million with respect to the Group’s investments in Germany and Romania. The impairment charges reflect management’s latest assessment of likely trading and economic conditions in the five-year business plan.

The impairment charge in relation to Vodafone Germany has primarily arisen from the impacts of a significantly lower EBITDAaL performance in the year ended 31 March 2025 and lower medium term EBITDAaL growth expectations, on our determination of value in use. The key driver of both changes is materially higher competitive intensity, in the mobile market in the current year compared to FY24, impacting our expectations of future cash generation.

The table below shows the key assumptions used in the value in use calculations of Germany and Romania.

	Assumptions used in value in use calculation
	Germany	Romania
	%	%
Pre-tax discount rate	7.8	11.0
Long-term growth rate	1.2	2.5
Projected adjusted EBITDAaL CAGR1	1.3	1.5
Projected capital expenditure2	17.6 - 20.7	9.2 - 11.0

For the Group’s operations in Germany and Romania management has prepared the following sensitivity analysis to the base case recoverable amount less carrying value for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value
	Germany	Romania
	€bn	€bn
Base case recoverable amount less carrying value	(4.4)	(0.2)

Change in pre-tax discount rate
- Decrease by 0.5 pps	(1.7)	(0.1)
- Increase by 0.5 pps	(6.6)	(0.2)

Change in project adjusted EBITDAaL CAGR1
- Decrease by 2.0 pps	(7.6)	(0.2)
- Increase by 2.0 pps	(0.8)	(0.1)

Notes:
1.
Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

2 Impairment review (continued)

Year ended 31 March 2024

For the year ended 31 March 2024, no impairments were recognised for any cash-generating units within the Group’s continuing operations. The Group recognised a reversal of the 31 March 2023 impairment of £64 million in the consolidated income statement within operating profit relating to our investment in Indus Towers.

The table below shows the key assumptions used in the value in use calculation for Germany.

Assumptions used in value in use calculation
Germany
%
Pre-tax discount rate	8.3
Long-term growth rate	1.0
Projected adjusted EBITDAaL CAGR1	2.4
Projected capital expenditure2	17.4 - 19.9

The estimated recoverable amount of the Group’s operations in Germany exceeded the carrying value by €2.3 billion. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2024.

Change required for carrying value to equal recoverable amount
Germany
pps
Pre-tax discount rate	0.5
Long-term growth rate	(0.4)
Projected adjusted EBITDAaL CAGR1	(1.2)
Projected capital expenditure2	3.9

Notes:
1.
Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

3 Discontinued operations and disposals

The Group classifies non-current assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale.

Where operations constitute a separately reportable segment and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the unaudited condensed consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s profit for the financial year for the years presented.

Disposal of Vodafone Spain
On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (’Zegona’) in relation to the disposal of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). The disposal completed on 31 May 2024 and resulted in a loss on disposal of €148 million.

Disposal of Vodafone Italy
On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the disposal of 100% of Vodafone Italia S.p.A. (’Vodafone Italy’). The disposal completed on 31 December 2024 and resulted in a loss on disposal of €1,133 million.

Discontinued operations
The results of Vodafone Spain and Vodafone Italy were reported as discontinued operations in the prior year ended 31 March 2024 and through to the date of disposal during the year ended 31 March 2025. The assets and liabilities of both were presented as held for sale in the consolidated statement of financial position in the prior year.

A summary of the results of these discontinued operations is below.

	2025	2024
	€m	€m
Profit/(loss) for the financial year - Discontinued operations
Vodafone Spain1	53	(5)
Vodafone Italy2	(75)	(60)
Total	(22)	(65)

Loss per share - Discontinued operations
- Basic	(0.08)c	(0.24)c
- Diluted	(0.08)c	(0.24)c

Notes:
1.
The results for Vodafone Spain are for the two months to 31 May 2024 when the sale concluded.
2.
Theresults for Vodafone Italy are for the nine months to 31 December 2024 when the sale concluded.

Notes to the unaudited condensed consolidated financial statements

3 Discontinued operations and disposals (continued)

Segment analysis of discontinued operations

Vodafone Spain	2025	2024
	€m	€m
Revenue	603	3,773
Cost of sales	(321)	(2,593)
Gross profit	282	1,180
Selling and distribution expenses	(27)	(259)
Administrative expenses	(34)	(435)
Net credit losses on financial assets	(15)	(120)
Operating profit	206	366
Investment income	3	29
Financing costs	(8)	(56)
Profit before taxation	201	339
Income tax credit	–	1
Profit after tax of discontinued operations	201	340

After tax loss on the re-measurement of disposal group	–	(345)

Loss on sale of disposal group	(148)	–

Profit/(loss) for the financial year from discontinued operations	53	(5)

Total comprehensive income/(expense) for the financial year from discontinued operations
Attributable to owners of the parent	53	(5)

Vodafone Italy	2025	2024
	€m	€m
Revenue	3,356	4,579
Cost of sales	(1,293)	(3,438)
Gross profit	2,063	1,141
Selling and distribution expenses	(160)	(244)
Administrative expenses	(356)	(760)
Net credit losses on financial assets	(36)	(51)
Operating profit	1,511	86
Financing costs	(66)	(86)
Profit before taxation	1,445	–
Income tax (expense)/credit	(387)	23
Profit after tax of discontinued operations	1,058	23

After tax loss on the re-measurement of disposal group	–	(83)

Loss on sale of disposal group	(1,133)	–

Loss for the financial year from discontinued operations	(75)	(60)

Total comprehensive expense for the financial year from discontinued operations
Attributable to owners of the parent	(72)	(71)

Notes to the unaudited condensed consolidated financial statements

3 Discontinued operations and disposals (continued)

Assets held for sale

There are no assets and liabilities held for sale at 31 March 2025.

Assets and liabilities held for sale at 31 March 2024 comprised Vodafone Spain and Vodafone Italy. The relevant assets and liabilities are detailed in the table below.

	Vodafone	Vodafone
	Spain	Italy	Total
	€m	€m	€m
Non-current assets
Goodwill	-	2,398	2,398
Other intangible assets	987	3,331	4,318
Property, plant and equipment	4,957	4,307	9,264
Other investments	2	-	2
Deferred tax assets	-	461	461
Trade and other receivables	223	167	390
	6,169	10,664	16,833
Current assets
Inventory	39	134	173
Taxation recoverable	-	77	77
Trade and other receivables	805	1,117	1,922
Cash and cash equivalents	13	29	42
	857	1,357	2,214

Assets held for sale	7,026	12,021	19,047

Non-current liabilities
Borrowings	878	1,509	2,387
Deferred tax liabilities	3	-	3
Post employment benefits	-	45	45
Provisions	158	115	273
Trade and other payables	43	120	163
	1,082	1,789	2,871
Current liabilities
Borrowings	346	673	1,019
Taxation liabilities	-	12	12
Provisions	23	67	90
Trade and other payables	1,203	1,723	2,926
	1,572	2,475	4,047

Liabilities held for sale	2,654	4,264	6,918

Notes to the unaudited condensed consolidated financial statements

4 Dividends
	2025	2024
	€m	€m
Declared during the financial year
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share	1,212	1,215
(2023: 4.50 eurocents per share)
Interim dividend for the year ended 31 March 2025: 2.25 eurocents per share	583	1,218
(2024: 4.50 eurocents per share)
	1,795	2,433

Proposed after the end of the year and not recognised as a liability
Final dividend for the year ended 31 March 2025: 2.25 eurocents per share	558	1,219
(2024: 4.50 eurocents per share)

5 Contingent liabilities and legal proceedings

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s maximum potential exposure under this mechanism is capped at INR 64 billion (€695 million).

The final liability calculation date under the CLAM is 30 June 2025 and no further cash payments are considered probable from the Group as at 31 March 2025.

The carrying value of the Group’s investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning the operations of Vodafone India are not reported.

Indus Towers

Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make payments to Indus Towers for the use of towers space. The remaining element of the security package at 31 March 2024 was a secondary pledge over the shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone’s existing lenders for the outstanding bank borrowings of €1.7 billion as at 31 March 2024 secured against Indian assets (‘the bank borrowings’), with a maximum liability cap of INR 42.5 billion (€472 million). In the event of non-payment of relevant liabilities by VIL, Indus Towers had recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.

The Group disposed of its investment in Indus Towers in two tranches during June and December 2024. Following the sales the bank borrowings were fully repaid and, in January 2025, surplus proceeds of INR 19.1 billion (€207 million) were invested in newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers resulting in the release of the secondary pledge.

Notes to the unaudited condensed consolidated financial statements

5 Contingent liabilities and legal proceedings (continued)

Legal proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Tax cases

VISPL tax claims

Vodafone India Services Private Limited (‘VISPL’) has outstanding tax disputes with the Indian tax authorities predominantly relating to Vodafone’s acquisition of Hutchison Essar (later renamed as Vodafone India Limited) covering five assessment years between 2008-09 and 2014-15. The total value of the tax authority claims for those assessment years as at 31 March 2024 was approximately €468 million plus interest, and penalties of up to 300% of the principal.

VISPL is taking part in a tax amnesty scheme to resolve these tax disputes. As part of this scheme, in February 2025, VISPL made a payment of €130 million to the Indian tax authorities for assessment year 2008-09. For the other assessment years, once multiple tax credits, offsets and all tax technical issues have been resolved for the different assessment years, we anticipate VISPL will obtain a net repayment of €13 million. The amnesty gives rise to an income statement tax charge of €185 million due to tax deposits previously held as recoverable assets being written-off.

Netherlands tax case

Vodafone Europe BV (‘VEBV’) received assessments totalling €267 million in tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities subsequently appealed the District Court’s judgement before the Court of Appeal of The Hague where the appeal hearing was held in February 2025. A decision is expected during summer 2025.

The Group continues to believe it has robust defences but has recorded a provision of €26 million for tax and accrued interest reflecting the July 2023 judgement and the Group’s current view of the probable financial outflow required to fully resolve the issue.

Notes to the unaudited condensed consolidated financial statements

5 Contingent liabilities and legal proceedings (continued)

Other cases in the Group

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened in April 2024 and as at 31 March 2025, approximately 99,200 customers had registered. Vodafone Germany filed its defence in August 2024 and a hearing will take place on 3 December 2025.

Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this stage of the proceedings.

Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to €5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 28 March 2025, Vodafone Germany had been notified of 534 claims filed in various regional courts. Out of 314 court judgements issued so far, Vodafone Germany has been successful in all but seven claims in which damages in the range of €100 - €400 were awarded to the consumer. The other national network operators are facing similar claims.

The Group’s position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the consumer claims, Vodafone Germany has stopped this activity.

Although the total potential number of claims and financial losses is uncertain, the Group believes it has valid defences and that no present obligation exists based on all available evidence.

Germany: investigation by federal data protection authority

In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany’s sales partners to manage customer data.

The investigation is in the process of being settled between Vodafone Germany and the BfDI.

A provision immaterial to the financial statements has been recorded.

Germany: investigation by competition authority regarding 1&1

In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for antenna sites. Vantage Towers sub-contracted certain aspects of the delivery under the agreement to Vodafone Germany.

In March 2023, Vodafone Germany and Vodafone Group (together ‘Vodafone’) were informed that 1&1 had submitted a complaint to the Bundeskartellamt (‘BkA’), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower locations acted as an obstacle to 1&1’s market entry and an abuse of dominance. Vodafone’s response to the Statement of Objections will be submitted to the BkA on 11 June 2025.

Vodafone is currently unable to estimate any possible loss but, while the outcome is uncertain, the Group believes it has valid defences and that it is probable no present obligation exists.

Notes to the unaudited condensed consolidated financial statements

5 Contingent liabilities and legal proceedings (continued)

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing and a hearing will take place on 25 June 2025 for final arguments.

Following the divestment of Vodafone Italy, this claim is subject to an indemnity provided by the Group to Swisscom. The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believes that Vodafone Italy has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. Following hearings in February and May 2023, the Court of Appeal dismissed both of the appeals, in the case of the Papistas claimants because the stamp duty payments had again not been made. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this report. There was a further hearing in February 2025 about one aspect of the appeal proceedings and the decision of the Court of Appeal is awaited.

Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone’s favour and rejected Phones 4U’s allegations that the defendants were in breach of competition law, consistent with Vodafone’s previously stated position that a present obligation does not exist. Phones 4U has been granted permission to appeal the judgement from the Court of Appeal. The appeal hearing is scheduled for 19 - 23 May 2025.

The Group is vigorously defending the appeal and is not able to estimate any possible loss in the event of an adverse judgement on appeal.

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited (‘Vodacom South Africa’), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as ‘Please Call Me’ (‘PCM’). In July 2014, the Gauteng High Court (‘the High Court’) ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa’s behalf. The High Court and Supreme Court of Appeal (‘the SCA’) turned down Mr Makate’s application for leave to appeal in December 2014 and March 2015, respectively.

Notes to the unaudited condensed consolidated financial statements

5 Contingent liabilities and legal proceedings (continued)

In April 2016, the Constitutional Court of South Africa (‘the Constitutional Court’) granted leave to appeal and upheld Mr Makate’s appeal. It found that Vodacom South Africa is bound by an agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group’s Chief Executive Officer (‘the CEO’) for determination. Mr Makate’s application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO’s award of R47million (€2 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for the review of the CEO’s determination and award.

The High Court, in a judgement delivered on 8 February 2022, set aside the CEO’s determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.

On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. On 26 August 2024, the Constitutional Court issued a directive that it would hear Vodacom South Africa’s application for leave to appeal in tandem with its appeal against the SCA judgement and order. The matter was heard on 21 November 2024 and Vodacom South Africa awaits a decision from the Constitutional Court.

Vodacom South Africa is challenging the SCA’s judgement and order on various grounds including, but not limited to, the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, as well as the SCA issuing orders that are incapable of implementation and enforcement.

The CEO’s determination in 2019 amounted to R47 million (€2 million). The minority judgement of the SCA raised Mr Makate’s compensation to an amount payable of R186 million (€10 million). The value of the compensation amount for Mr Makate, as per the SCA’s majority judgement and order, would at a minimum be R29 billion (€1.5 billion). Mr Makate, in his recent submissions to the Constitutional Court, has stated that his request is for compensation in the capital amount of R9.4 billion (€473 million), plus interest from 18 January 2019. Consequently, the range of the possible compensation outcomes in this matter is very wide.

The amount ultimately payable to Mr Makate is uncertain and will depend on the success of Vodacom South Africa’s appeal to the Constitutional Court against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal (‘CAT’) seeking permission, as a proposed class representative, to bring collective proceedings on an opt-out basis against the four UK mobile network operators (‘MNOs’) and, in the case of Vodafone Limited and EE Limited, their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.7 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). A hearing took place before the CAT from 31 March to 2 April 2025 to determine Mr Gutmann’s application for certification of the class and Vodafone’s application for strike out of certain parts of the claim based on limitation. The decision is expected later this year.

Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 37	Revenue	Pages 38, 40 and 41
Organic service revenue growth	Page 37	Service revenue	Pages 38, 40 and 41
Organic mobile service revenue growth	Page 37	Service revenue	Pages 38, 40 and 41
Organic fixed service revenue growth	Page 37	Service revenue	Pages 38, 40 and 41
Organic Vodafone Business service revenue growth	Page 37	Service revenue	Pages 38, 40 and 41
Organic financial services revenue growth in South Africa	Page 37	Service revenue	Page 38
M-Pesa revenue	Page 37	Service revenue	Page 38
Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustments	Page 37	Service revenue	Pages 38, 40 and 41
Group Adjusted EBITDAaL	Page 37	Operating profit	Page 3
Organic Adjusted EBITDAaL growth	Page 37	Not applicable	Page 39
Other metrics
Adjusted profit attributable to owners of the parent	Page 42	Profit attributable to owners of the parent	Page 42
Adjusted basic earnings per share	Page 42	Basic earnings per share	Page 43
Cash flow, funding and capital allocation metrics
Free cash flow	Page 43	Inflow from operating activities	Page 44
Adjusted free cash flow	Page 43	Inflow from operating activities	Pages 15 and 44
Gross debt	Page 43	Borrowings	Page 44
Net debt	Page 43	Borrowings less cash and cash equivalents	Page 44
Pre-tax ROCE (controlled)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Post-tax ROCE (controlled and associates/joint ventures)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Financing and Taxation metrics
Adjusted net financing costs	Page 47	Net financing costs	Page 13
Adjusted profit before taxation	Page 47	Profit before taxation	Page 48
Adjusted income tax expense	Page 47	Income tax expense	Page 48
Adjusted effective tax rate	Page 47	Income tax expense	Page 48
Adjusted share of results of equity accounted associates and joint ventures	Page 47	Share of results of equity accounted associates and joint ventures	Page 48
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 47	Share of results of equity accounted associates and joint ventures	Page 48

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflationary adjustments in Türkiye and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-
Revenue;
-
Service revenue;
-
Mobile service revenue;
-
Fixed service revenue;
-
Vodafone Business service revenue;
-
Financial services revenue in South Africa;
-
M-Pesa revenue;
-
Adjusted EBITDAaL; and
-
Adjusted EBITDAaL margin.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-
It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
-
It is used for internal performance analysis; and
-
It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustments

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustments recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

Non-GAAP measures

Year ended 31 March 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	FY25	FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	10,876	11,453	(5.0)	–	–	(5.0)
Mobile service revenue	4,998	5,059	(1.2)	–	–	(1.2)
Fixed service revenue	5,878	6,394	(8.1)	–	–	(8.1)
UK	5,887	5,631	4.5	–	(2.6)	1.9
Mobile service revenue	4,261	4,142	2.9	–	(2.6)	0.3
Fixed service revenue	1,626	1,489	9.2	–	(2.7)	6.5
Other Europe	4,805	4,722	1.8	–	0.3	2.1
Türkiye1	2,484	1,746	42.3	16.5	24.6	83.4
Africa	6,172	5,951	3.7	–	7.6	11.3
Common Functions	663	559
Eliminations	(129)	(150)
Total service revenue	30,758	29,912	2.8	0.4	1.9	5.1
Other revenue	6,690	6,805
Revenue	37,448	36,717	2.0	0.4	1.6	4.0

Other growth metrics
Vodafone Business ('VB') - Service revenue	8,003	7,735	3.5	0.1	0.4	4.0
Germany - VB service revenue	2,366	2,422	(2.3)	–	–	(2.3)
UK - VB service revenue	2,179	2,144	1.6	–	(2.5)	(0.9)
Other Europe - VB service revenue	1,561	1,502	3.9	–	0.5	4.4
Türkiye - VB service revenue	375	233	60.9	18.6	27.6	107.1
Africa - Vodacom Business service revenue	1,126	1,068	5.4	–	4.6	10.0
South Africa - Financial services revenue	176	157	12.1	–	(4.2)	7.9
Vodacom International M-Pesa	428	389	10.0	–	1.3	11.3
Egypt - Vodafone Cash revenue	114	96	18.8	–	61.3	80.1

Note:
1.
Reported service revenue growth in Türkiye of 42.3% includes -2.9pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 45.2%.

Non-GAAP measures

Year ended 31 March 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	FY25	FY24
	€m	€m	%	pps	pps	%
Adjusted EBITDAaL
Germany	4,384	5,017	(12.6)	–	–	(12.6)
UK	1,558	1,408	10.7	–	(2.8)	7.9
Other Europe	1,510	1,516	(0.4)	–	0.4	–
Türkiye	842	510	65.1	16.7	28.7	110.5
Africa	2,593	2,539	2.1	–	8.1	10.2
Common Functions	45	29
Eliminations	–	–
Group	10,932	11,019	(0.8)	1.1	2.2	2.5

Percentage point change in Adjusted EBITDAaL margin
Germany	36.0%	38.7%	(2.7)	–	–	(2.7)
UK	22.0%	20.6%	1.4	–	–	1.4
Other Europe	26.5%	27.5%	(1.0)	–	–	(1.0)
Türkiye	27.3%	21.6%	5.7	1.0	–	6.7
Africa	33.3%	34.2%	(0.9)	–	0.7	(0.2)
Group	29.2%	30.0%	(0.8)	0.2	0.2	(0.4)

Non-GAAP measures

Quarter ended 31 March 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY25	Q4 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,670	2,839	(6.0)	–	–	(6.0)
Mobile service revenue	1,242	1,257	(1.2)	–	–	(1.2)
Fixed service revenue	1,428	1,582	(9.7)	–	–	(9.7)
UK	1,489	1,409	5.7	–	(2.6)	3.1
Mobile service revenue	1,057	1,012	4.4	–	(2.6)	1.8
Fixed service revenue	432	397	8.8	–	(2.4)	6.4
Other Europe	1,194	1,181	1.1	–	(0.3)	0.8
Türkiye1	605	525	15.2	22.1	35.9	73.2
Africa	1,614	1,484	8.8	–	4.7	13.5
Common Functions	176	140
Eliminations	(28)	(32)
Total service revenue	7,720	7,546	2.3	1.0	2.1	5.4
Other revenue	1,641	1,842
Revenue	9,361	9,388	(0.3)	1.0	2.1	2.8

Other growth metrics
Vodafone Business ('VB') - Service revenue	2,062	1,979	4.2	0.6	0.3	5.1
Germany - VB service revenue	588	605	(2.8)	–	–	(2.8)
UK - VB service revenue	565	545	3.7	–	(2.4)	1.3
Other Europe - VB service revenue	405	399	1.5	–	(0.3)	1.2
Türkiye - VB service revenue	98	71	38.0	23.8	43.3	105.1
Africa - Vodacom Business service revenue	296	270	9.6	–	1.9	11.5
Adjusted EBITDAaL	2,693	2,797	(3.7)	1.8	2.2	0.3

Note:
1.
Reported service revenue growth in Türkiye of 15.2% includes -37.3pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 52.5%.

Non-GAAP measures

Quarter ended 31 December 2024
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q3 FY25	Q3 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,706	2,892	(6.4)	–	–	(6.4)
Mobile service revenue	1,259	1,272	(1.0)	–	–	(1.0)
Fixed service revenue	1,447	1,620	(10.7)	–	–	(10.7)
UK	1,507	1,400	7.6	–	(4.3)	3.3
Mobile service revenue	1,096	1,034	6.0	–	(4.2)	1.8
Fixed service revenue	411	366	12.3	–	(4.7)	7.6
Other Europe	1,201	1,175	2.2	–	0.4	2.6
Türkiye1	776	393	97.5	13.7	(27.8)	83.4
Africa	1,607	1,543	4.1	–	7.5	11.6
Common Functions	165	137
Eliminations	(33)	(35)
Total service revenue	7,929	7,505	5.6	(0.2)	(0.2)	5.2
Other revenue	1,882	1,841
Revenue	9,811	9,346	5.0	(0.1)	(0.8)	4.1

Other growth metrics
Vodafone Business ('VB') - Service revenue	2,051	1,943	5.6	(0.2)	(1.1)	4.3
Germany - VB service revenue	594	612	(3.0)	–	–	(3.0)
UK - VB service revenue	560	540	3.7	–	(4.1)	(0.4)
Other Europe - VB service revenue	395	375	5.3	–	0.5	5.8
Türkiye - VB service revenue	115	53	117.0	15.4	(29.6)	102.8
Africa - Vodacom Business service revenue	289	271	6.6	–	4.2	10.8
Adjusted EBITDAaL	2,828	2,795	1.2	(1.2)	2.2	2.2

Note:
1.
Reported service revenue growth in Türkiye of 97.5% includes 44.4pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of these hyperinflationary adjustments was 53.1%.

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	FY25			FY24
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	10,932	–	10,932	11,019	–	11,019
Restructuring costs	(164)	164	–	(703)	703	–
Interest on lease liabilities	488	–	488	440	–	440
Loss on disposal of property, plant & equipment and intangible assets	(25)	–	(25)	(34)	–	(34)
Depreciation and amortisation on owned assets1	(7,569)	605	(6,964)	(7,397)	606	(6,791)
Share of results of equity accounted associates and joint ventures2	(123)	276	153	(96)	323	227
Impairment (charge)/reversal	(4,515)	4,515	–	64	(64)	–
Other income	565	(565)	–	372	(372)	–
Operating (loss)/profit	(411)	4,995	4,584	3,665	1,196	4,861
Investment income	864	(247)	617	581	–	581
Financing costs3	(1,931)	(1)	(1,932)	(2,626)	270	(2,356)
(Loss)/profit before taxation	(1,478)	4,747	3,269	1,620	1,466	3,086
Income tax expense4	(2,246)	1,458	(788)	(50)	(650)	(700)
(Loss)/profit for the financial year - Continuing operations	(3,724)	6,205	2,481	1,570	816	2,386
Loss for the financial year - Discontinued operations	(22)	22	–	(65)	65	–
(Loss)/profit for the financial year	(3,746)	6,227	2,481	1,505	881	2,386

(Loss)/profit attributable to:
- Owners of the parent (Continuing)	(4,147)	6,205	2,058	1,205	816	2,021
- Owners of the parent (Total Group)	(4,169)	6,227	2,058	1,140	881	2,021
- Non-controlling interests	423	–	423	365	–	365
(Loss)/profit for the financial year	(3,746)	6,227	2,481	1,505	881	2,386

Notes:
1.
Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 49 for an analysis of depreciation and amortisation. The adjustment of €605 million (FY24: €606 million) relates to amortisation of customer bases and brand intangible assets.
2.
See page 48 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
3.
See ‘Net financing costs’ on page 13 for further analysis.
4.
See ‘Adjusted tax metrics’ on page 48 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, Basic earnings per share, is provided below.
	FY25	FY24
	€m	€m
(Loss)/profit attributable to owners of the parent	(4,169)	1,140
Adjusted profit attributable to owners of the parent	2,058	2,021

	Million	Million
Weighted average number of shares outstanding - Basic	26,149	27,056

	eurocents	eurocents
Basic (loss)/earnings per share	(15.94)c	4.21c
Adjusted basic earnings per share	7.87c	7.47c

Cash flow, funding and capital allocation metrics

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by the investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid (excluding interest on bank borrowings secured against Indian assets), taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by the investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items and M&A.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.
Gross debt less cash and cash equivalents, short-term investments, non-current investments in sovereign securities, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	FY25	FY24
	€m	€m
Inflow from operating activities	15,373	16,557
Net tax paid	901	724
Cashflows from discontinued operations	(1,657)	(3,296)
Cash generated by operations	14,617	13,985
Capital additions	(6,862)	(6,331)
Working capital movement in respect of capital additions	404	(141)
Disposal of property, plant and equipment and intangible assets	9	14
Integration capital additions	(31)	(81)
Working capital movement in respect of integration capital additions	8	(37)
Licences and spectrum	(421)	(454)
Interest received and paid1	(1,598)	(1,685)
Taxation	(728)	(724)
Dividends received from associates and joint ventures	530	442
Dividends paid to non-controlling shareholders in subsidiaries	(249)	(260)
Payments in respect of lease liabilities	(3,288)	(3,135)
Payment for the future use of the Vodafone brand in Italy and Spain	(491)	–
Other	(50)	190
Free cash flow	1,850	1,783

Note:
1.
Includes interest on lease liabilities of €451 million (FY24: €406 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	Year-end	Year-end
	FY25	FY24
	€m	€m
Borrowings	(53,143)	(56,987)
Lease liabilities	10,826	9,672
Bank borrowings secured against Indian assets	-	1,720
Collateral liabilities	2,357	2,628
Gross debt	(39,960)	(42,967)
Collateral liabilities	(2,357)	(2,628)
Cash and cash equivalents	11,001	6,183
Non-current investments in sovereign securities	913	-
Short-term investments	5,280	3,225
Collateral assets	1,010	741
Derivative financial instruments	2,291	2,702
Less mark-to-market gains deferred in hedge reserves	(575)	(498)
Net debt	(22,397)	(33,242)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed (‘ROCE’)	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, non-current investments in sovereign securities, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above.
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyperinflationary adjustments and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is based on the average of month end capital employed balances during the period of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyperinflationary adjustments. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

	FY25	FY24
	€m	€m
Operating (loss)/profit1	(411)	3,665

Borrowings	53,143	56,987
Cash and cash equivalents	(11,001)	(6,183)
Derivative financial instruments included in trade and other receivables	(4,197)	(4,226)
Derivative financial instruments included in trade and other payables	1,906	1,524
Non-current investments in sovereign securities	(913)	-
Short-term investments	(5,280)	(3,225)
Collateral assets	(1,010)	(741)
Financial liabilities under put option arrangements	97	-
Equity	53,916	60,998
Capital employed at end of the year	86,661	105,134

Average capital employed for the year	95,898	107,771

ROCE using GAAP measures	(0.4)%	3.4%

Note:
1.
Operating (loss)/profit includes Other income which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed (‘ROCE’) : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

	FY25	FY24
	€m	€m
Operating (loss)/profit	(411)	3,665
Interest on lease liabilities	(488)	(440)
Restructuring costs	164	703
Other income	(565)	(372)
Share of results of equity accounted associates and joint ventures	123	96
Impairment charge/(reversal)	4,515	(64)
Other adjustments1	399	296
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,737	3,884
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE2	(159)	(116)
Notional tax at Adjusted effective tax rate3	(905)	(923)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,673	2,845

Capital employed for calculating ROCE on a GAAP basis	86,661	105,134
Adjustments to exclude:
- Leases	(10,826)	(9,672)
- Deferred tax assets	(19,033)	(20,177)
- Deferred tax liabilities	798	699
- Taxation recoverable	(174)	(76)
- Taxation liabilities	578	393
- Other investments	(2,660)	(1,543)
- Associates and joint ventures	(6,796)	(10,032)
- Pension assets and liabilities	(55)	(76)
- Removal of capital employed related to discontinued operations	–	(12,129)
- Other adjustments1	(1,193)	(1,009)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	47,300	51,512
Associates and joint ventures	6,796	10,032
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	54,096	61,544

Average capital employed for calculating pre-tax ROCE (controlled)	53,146	53,831
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	61,030	64,381

Pre-tax ROCE (controlled)	7.0%	7.2%
Post-tax ROCE (controlled and associates/joint ventures)	4.4%	4.4%

Notes:
1.
Comprises adjustments to exclude hyperinflationary accounting in Türkiye.
2.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
3.
Includes tax at the Adjusted effective tax rate of 25.3% (FY24: 24.5%).

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses, together with fair value movements on Other investments through profit and loss.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
	FY25	FY24
	€m	€m
(Loss)/profit before taxation	(1,478)	1,620
Adjustments to derive Adjusted profit before tax	4,747	1,466
Adjusted profit before taxation	3,269	3,086
Adjusted share of results of equity accounted associates and joint ventures	(153)	(227)
Adjusted profit before tax for calculating Adjusted effective tax rate	3,116	2,859

Income tax expense	(2,246)	(50)
Tax on adjustments to derive Adjusted profit before tax	8	(342)
Adjustments:
- Deferred tax on use of Luxembourg losses in the year	423	598
- UK corporate interest restriction	16	78
- Tax relating to inflation-related adjustments in Türkiye	146	35
- Deferred tax on rate change in Luxembourg	718	–
- Settlement of the VISPL tax cases	185	–
- Other	(38)	–
- Deferred tax on recognition of Luxembourg losses in the year	–	(1,019)
Adjusted income tax expense for calculating Adjusted tax rate	(788)	(700)
Adjusted effective tax rate	25.3%	24.5%

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.

	FY25	FY24
	€m	€m
Share of results of equity accounted associates and joint ventures	(123)	(96)
Restructuring costs	21	7
Other income	(57)	(27)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	(159)	(116)
Amortisation of acquired customer base and brand intangible assets	312	343
Adjusted share of results of equity accounted associates and joint ventures	153	227
Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	FY25	FY24
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,205	3,003
Depreciation on leased assets - included in Restructuring costs	30	14
Depreciation on leased assets	3,235	3,017

Depreciation on owned assets	3,874	3,882
Amortisation of owned intangible assets	3,695	3,515
Depreciation and amortisation on owned assets	7,569	7,397

Total depreciation and amortisation on owned and leased assets	10,804	10,414

Loss on disposal of owned fixed assets	25	34
Loss on disposal of leased assets	(12)	–
Depreciation and amortisation - as recognised in the consolidated income statement	10,817	10,448

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	FY25	FY24
	€m	€m
Capital additions	6,862	6,331
Integration related capital additions	31	81
Licence and spectrum additions	236	283
Additions	7,129	6,695

Intangible asset additions	2,655	2,622
Property, plant and equipment owned additions	4,474	4,073
Total additions	7,129	6,695
Definitions

Key terms are defined below. See page 36 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Indian assets	Comprises the Group’s investments in Indus Towers Limited and Vodafone Idea Limited.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.
References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.
All growth rates reflect a comparison to the quarter ended 31 March 2024 unless otherwise stated.
3.
References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the “year”, “financial year” or “FY25” are to the financial year ended 31 March 2025. References to “last year”, “last financial year” or “FY24” are to the financial year ended 31 March 2024. References to “H1 FY25” are to the six month period ended 30 September 2024. References to “H1 FY24” are to the six month period ended 30 September 2023.
4.
Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.
This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.
Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s portfolio transformation plan; expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2026; completion of the merger of Vodafone UK and Three UK; the mobile network sharing agreement with Virgin Media O2; the announced potential acquisition of Telekom Romania; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group’s future performance generally; the Group’s share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, 'believes', ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’ or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; the Group’s ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group’s services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2024 and under “Risk factors” and “Forward-looking statements and other matters” in the Vodafone Group Plc H1 Results for the six months ended 30 September 2024. The Annual Report can be found on the Vodafone Group’s website (investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2025

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 20, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary